Exhibit I.A.(5)(b)

Royal Tandem Life Insurance Company	New York, New York

Waiver of Scheduled Premium Rider

Rider Providing for Continuation of Policy During Your Total Disability

Subject to the terms of this rider we won’t require scheduled premiums for this policy and its riders during your total disability. While we waive scheduled premiums, this policy provides the same coverage as if scheduled premiums had been paid when due.

Rider’s Date of Issue	This rider’s date of issue is the same as this policy’s unless a later date is shown in Policy Schedule 2. This rider takes effect on its date of issue or when its first scheduled premium is paid, whichever is later.

What is Total Disability

A total disability is a disability that meets these three requirements:

•     It starts while this rider is in effect.

•     It results from a sickness which first makes itself known or an injury which occurs while this rider is in effect. Injury means an accidental bodily injury. If the disability starts after this rider has been in effect for 2 years, we will not deny a claim on the ground that the sickness or injury existed before this rider’s effective date.

•     It prevents the insured from working at an occupation. For the first 2 years of disability, occupation means the actual work for pay the insured did when disability started. After that, the insured is considered totally disabled if the insured cannot do any paid work to which he or she is, or may be, reasonably suited by education, training or experience. We consider a homemaker or a full-time student to be working in an occupation.

We consider certain losses to be total disabilities even if the insured can work.

They are:

•     complete loss of sight; or

•     complete loss of the use of both hands or feet, or one hand and one foot.

The loss must occur while this rider is in effect.

When We’ll Waive Scheduled Premiums

We’ll waive the scheduled premiums coming due while the insured is totally disabled if the insured’s total disability continues for at least 4 consecutive months. Any scheduled premiums due must be paid during the 4 month disability period. After we receive due proof of total disability, we will refund any payments made for scheduled premiums due during this disability period. We will continue to waive scheduled premiums for as long as the insured’s total disability lasts.

There are two situations in which we limit the period scheduled premium, are waived:

•     If total disability starts before the policy anniversary nearest the insured’s 5th birthday, we will only waive scheduled premiums coming due on or after that anniversary.

•     If total disability starts on or after the policy anniversary nearest the insured’s 60th birthday, we will waive scheduled premiums only until the anniversary nearest the insured’s 65th birthday, or for a period of 2 years from the start of the disability, if longer.

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When We’ll Waive Scheduled Premiums (Continued)

If this rider and policy lapse because a scheduled premium was not paid within the grace period, the insured may still be eligible for this rider’s benefits if:

•     we receive written notice of claim while the insured is living and totally disabled;

•     the total disability for which the claim is made began before the date of lapse; and

•     all other terms of this rider are met.

We will waive scheduled premiums at the frequency they were paid before the insured’s disability.

Notifying Us of Your Disability

We will require the following before we will waive scheduled premiums:

•     written notice of claim while the insured is living and totally disabled; and

•     written proof of total disability within 1 year after notice of claim.

If the insured cannot give us notice of claim and due proof of total disability as required, we will not deny or reduce the claim if we receive notice or proof as soon as reasonably possible.

Proof of Total Disability	We will require due proof of the insured’s total disability at reasonable intervals. This may include medical examinations. We will pay for any medical examinations that we may require. We will not require proof more often than once a year after the insured’s disability has continued for 2 consecutive years. Proof will not be required on or after the policy anniversary nearest the insured’s 65th birthday if the insured’s disability has continued for at least 5 years up to then.

When Scheduled Premiums Resume	We will stop waiving scheduled premiums if the insured recovers from his or her total disability or if the number of scheduled premiums to be waived is limited by the insured’s age at disability. This policy then continues in effect until the next scheduled premium due date shown in Policy Schedule 1. Starting with that date, regular scheduled premiums will again be due.

Risks Not Assumed

We will not waive scheduled premiums when total disability directly results from:

•     military conflict if you are a member of any country’s armed forces. Military conflict includes war, declared or not, or any act of war; or

•     intentionally self inflicted bodily injury.

Scheduled Premiums for This Rider	The scheduled premiums for this rider are shown in Policy Schedule 1. Scheduled premiums for this rider are payable during the insured’s lifetime for the period shown in Policy Schedule 2.

Unscheduled Premium Payments	Unscheduled premium payments will not be permitted while scheduled premiums are being waived under this policy.

Limits on Our Contesting This Rider	The basic policy provision entitled Limits on Our Contesting This Policy applies to this rider as of this rider’s date of issue.

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When This Rider Ends

This rider will end as soon as one of the following occurs:

•     The date we receive at our Service Center the owner’s written request to cancel this rider.

•     The termination of the policy to which this rider is attached.

•     A scheduled premium for this policy or rider remains unpaid at the end of its grace period.

•     The policy anniversary nearest the insured’s 65th birthday. If we’re waiving premiums on that anniversary, we’ll continue to waive them according to the terms of this rider.

•     This policy is being continued under either extended term insurance option.

After this rider ends, we are not liable for its benefits. Termination of this rider will not affect any claim which starts before termination.

This rider is part of the policy to which it’s attached.

“Signature Appears Here”	“Signature Appears Here”
Secretary	President

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